# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001527166

## Reporting persons
- Carlyle Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 215,303,036; sole dispositive power 0; shared dispositive power 215,303,036; aggregate amount beneficially owned 215,303,036 (24.4% of the class)
- CG Subsidiary Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 215,303,036; sole dispositive power 0; shared dispositive power 215,303,036; aggregate amount beneficially owned 215,303,036 (24.4% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 47,750,702; sole dispositive power 0; shared dispositive power 47,750,702; aggregate amount beneficially owned 47,750,702 (5.8% of the class)
- Carlyle Holdings I GP Sub L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 47,750,702; sole dispositive power 0; shared dispositive power 47,750,702; aggregate amount beneficially owned 47,750,702 (5.8% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 47,750,702; sole dispositive power 0; shared dispositive power 47,750,702; aggregate amount beneficially owned 47,750,702 (5.8% of the class)
- TC Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,912,197; sole dispositive power 0; shared dispositive power 46,912,197; aggregate amount beneficially owned 46,912,197 (5.7% of the class)
  Comment: Limited Liability Company
- TC Group Sub L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,912,197; sole dispositive power 0; shared dispositive power 46,912,197; aggregate amount beneficially owned 46,912,197 (5.7% of the class)
- TC Group VII S1, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,912,197; sole dispositive power 0; shared dispositive power 46,912,197; aggregate amount beneficially owned 46,912,197 (5.7% of the class)
  Comment: Limited Liability Company
- TC Group VII S1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,912,197; sole dispositive power 0; shared dispositive power 46,912,197; aggregate amount beneficially owned 46,912,197 (5.7% of the class)
- Carlyle Mozart Coinvestment Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,125,094; sole dispositive power 0; shared dispositive power 16,125,094; aggregate amount beneficially owned 16,125,094 (2% of the class)
- Carlyle Mozart Coinvestment UNLV Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,414,514; sole dispositive power 0; shared dispositive power 15,414,514; aggregate amount beneficially owned 15,414,514 (1.9% of the class)
- CP Circle UNLV Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,372,589; sole dispositive power 0; shared dispositive power 15,372,589; aggregate amount beneficially owned 15,372,589 (1.9% of the class)
- CPEP GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 838,505; sole dispositive power 0; shared dispositive power 838,505; aggregate amount beneficially owned 838,505 (0.1% of the class)
  Comment: Limited Liability Company
- CPEP Circle Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 838,505; sole dispositive power 0; shared dispositive power 838,505; aggregate amount beneficially owned 838,505 (0.1% of the class)
- Carlyle Holdings II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,552,334; sole dispositive power 0; shared dispositive power 167,552,334; aggregate amount beneficially owned 167,552,334 (19.3% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings II L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,552,334; sole dispositive power 0; shared dispositive power 167,552,334; aggregate amount beneficially owned 167,552,334 (19.3% of the class)
  Comment: Limited Liability Company
- TC Group Cayman Investment Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 167,552,334; sole dispositive power 0; shared dispositive power 167,552,334; aggregate amount beneficially owned 167,552,334 (19.3% of the class)
- TC Group Cayman Investment Holdings Sub L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 167,552,334; sole dispositive power 0; shared dispositive power 167,552,334; aggregate amount beneficially owned 167,552,334 (19.3% of the class)
- TC Group VII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,552,334; sole dispositive power 0; shared dispositive power 167,552,334; aggregate amount beneficially owned 167,552,334 (19.3% of the class)
  Comment: Limited Liability Company
- TC Group VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,552,334; sole dispositive power 0; shared dispositive power 167,552,334; aggregate amount beneficially owned 167,552,334 (19.3% of the class)
- CP Circle ML-1 Holdco GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 55,566,835; sole dispositive power 0; shared dispositive power 55,566,835; aggregate amount beneficially owned 55,566,835 (6.4% of the class)
  Comment: Limited Liability Company
- CP Circle ML-1 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 55,566,835; sole dispositive power 0; shared dispositive power 55,566,835; aggregate amount beneficially owned 55,566,835 (6.4% of the class)
- CP Circle ML Holdco GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 111,985,499; sole dispositive power 0; shared dispositive power 111,985,499; aggregate amount beneficially owned 111,985,499 (13.8% of the class)
  Comment: Limited Liability Company
- CP Circle ML-2 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 268,411; sole dispositive power 0; shared dispositive power 268,411; aggregate amount beneficially owned 268,411 (0.03% of the class)
- CP Circle ML-3 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 58,369,466; sole dispositive power 0; shared dispositive power 58,369,466; aggregate amount beneficially owned 58,369,466 (7.2% of the class)
- CP Circle ML-4 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,655,381; sole dispositive power 0; shared dispositive power 26,655,381; aggregate amount beneficially owned 26,655,381 (3.3% of the class)
- CP Circle ML-5 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,615,133; sole dispositive power 0; shared dispositive power 6,615,133; aggregate amount beneficially owned 6,615,133 (0.8% of the class)
- CP Circle ML-6 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,440,275; sole dispositive power 0; shared dispositive power 2,440,275; aggregate amount beneficially owned 2,440,275 (0.3% of the class)
- CP Circle ML-7 Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,636,833; sole dispositive power 0; shared dispositive power 17,636,833; aggregate amount beneficially owned 17,636,833 (2.2% of the class)

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, IL, 60093

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
Carlyle Group Inc.
CG Subsidiary Holdings L.L.C.
Carlyle Holdings I GP Inc.
Carlyle Holdings I GP Sub L.L.C.
Carlyle Holdings I L.P.
TC Group, L.L.C.
TC Group Sub L.P.
TC Group VII S1, L.L.C.
TC Group VII S1, L.P.
Carlyle Mozart Coinvestment Holdings, L.P.
Carlyle Mozart Coinvestment UNLV Holdco, L.P.
CP Circle UNLV Holdco, L.P.
CPEP GP, LLC
CPEP Circle Holdings L.P.
Carlyle Holdings II GP L.L.C.
Carlyle Holdings II L.L.C.
TC Group Cayman Investment Holdings, L.P.
TC Group Cayman Investment Holdings Sub L.P.
TC Group VII, L.L.C.
TC Group VII, L.P.
CP Circle ML-1 Holdco GP, LLC
CP Circle ML-1 Holdco, L.P.
CP Circle ML Holdco GP, LLC
CP Circle ML-2 Holdco, L.P.
CP Circle ML-3 Holdco, L.P.
CP Circle ML-4 Holdco, L.P.
CP Circle ML-5 Holdco, L.P.
CP Circle ML-6 Holdco, L.P.
CP Circle ML-7 Holdco, L.P.
Address of principal business office or, if none, residence: The principal business office address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The principal business office address for each of the remaining Reporting Persons is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue NW, Suite 220 South, Washington, DC 20004-2505.
Citizenship: Each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is organized under the laws of the Cayman Islands. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date of this filing, based upon 811,418,179 shares of Class A Common Stock outstanding as December 18, 2025 following the closing of the Issuer's initial public offering. The ownership information also assumes the conversion of the common unit of Medline Holdings, LP ("Common Units") into shares of Class A Common Stock of the Issuer on a one-to-one basis, as applicable.

The amounts reported herein include: (i) 16,125,094 shares of Class A Common Stock held by Carlyle Mozart Coinvestment Holdings, L.P., (ii) 15,414,514 shares of Class A Common Stock held by Carlyle Mozart Coinvestment UNLV Holdco, L.P., (iii) 2,615 shares of Class A Common Stock and 15,369,974 shares of Class A Common Stock underlying Common Units held by CP Circle UNLV Holdco, L.P., (iv) 838,505 shares of Class A Common Stock held by CPEP Circle Holdings L.P., (v) 17,636,833 shares of Class A Common Stock held by CP Circle ML-7 Holdco, L.P., (vi) 2,440,275 shares of Class A Common Stock held by CP Circle ML-6 Holdco, L.P., (vii) 6,615,133 shares of Class A Common Stock held by CP Circle ML-5 Holdco, L.P., (viii) 26,655,381 shares of Class A Common Stock held by CP Circle ML-4 Holdco, L.P., (ix) 58,369,466 shares of Class A Common Stock held by CP Circle ML-3 Holdco, L.P., (x) 268,411 shares of Class A Common Stock held by CP Circle ML-2 Holdco, L.P. and (xi) 9,454 shares of Class A Common Stock and 55,557,381 shares of Class A Common Stock underlying Common Units held by CP Circle ML-1 Holdco, L.P.

The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities managed by TC Group VII S1, L.P. and CPEP GP, LLC, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of each of Carlyle Mozart Coinvestment Holdings, L.P., Carlyle Mozart Coinvestment UNLV Holdco, L.P. and CP Circle UNLV Holdco, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by each of Carlyle Mozart Coinvestment Holdings, L.P., Carlyle Mozart Coinvestment UNLV Holdco, L.P. and CP Circle UNLV Holdco, L.P.

CG Subsidiary Holdings L.L.C. is also the managing member of CPEP GP, LLC, which is the general partner of CPEP Circle Holdings L.P. Accordingly, each of the foregoing entities, including The Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C. and Carlyle Holdings I L.P., may be deemed to share beneficial ownership of the securities held of record by CPEP Circle Holdings L.P.

The Carlyle Group Inc. is also the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities managed by TC Group VII, L.P., is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VII, L.L.C., which is the general partner of TC Group VII, L.P., which is the managing member of CP Circle ML Holdco GP, LLC, which is the general partner of each of CP Circle ML-7 Holdco, L.P., CP Circle ML-6 Holdco, L.P., CP Circle ML-5 Holdco, L.P., CP Circle ML-4 Holdco, L.P., CP Circle ML-3 Holdco, L.P. and CP Circle ML-2 Holdco, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by each of CP Circle ML-7 Holdco, L.P., CP Circle ML-6 Holdco, L.P., CP Circle ML-5 Holdco, L.P., CP Circle ML-4 Holdco, L.P., CP Circle ML-3 Holdco, L.P. and CP Circle ML-2 Holdco, L.P.

TC Group VII, L.P. is also the managing member of CP Circle ML-1 Holdco GP, LLC, which is the general partner of CP Circle ML-1 Holdco, L.P. Accordingly, each of the foregoing entities, including The Carlyle Group Inc., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.L.C., CG Subsidiary Holdings L.L.C., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P. and TC Group VII, L.L.C., may be deemed to share beneficial ownership of the securities held of record by CP Circle ML-1 Holdco, L.P.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- Carlyle Group Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Corporate Secretary (02/13/2026)
- CG Subsidiary Holdings L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- Carlyle Holdings I GP Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- Carlyle Holdings I L.P.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group, L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group Sub L.P.: By: TC Group, L.L.C., its general partner, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group VII S1, L.L.C.: By: TC Group Sub L.P., its managing member, TC Group, L.L.C., its general partner, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group VII S1, L.P.: By: TC Group VII S1, L.L.C., its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- Carlyle Mozart Coinvestment Holdings, L.P.: By: TC Group VII S1, L.P., its general partner, TC Group VII S1, L.L.C., /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- Carlyle Mozart Coinvestment UNLV Holdco, L.P.: By: TC Group VII S1, L.P., its general partner, TC Group VII S1, L.L.C., /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle UNLV Holdco, L.P.: By: TC Group VII S1, L.P., its general partner, TC Group VII S1, L.L.C., /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CPEP GP, LLC: /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CPEP Circle Holdings L.P.: By: CPEP GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- Carlyle Holdings II GP L.L.C.: By: The Carlyle Group Inc., its sole member, /s/ Anne K. Frederick, Anne K. Frederick, Corporate Secretary (02/13/2026)
- Carlyle Holdings II L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group Cayman Investment Holdings, L.P.: By: CG Subsidiary Holdings L.L.C., its general partner, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group Cayman Investment Holdings Sub L.P.: By: TC Group Cayman Investment Holdings, L.P., its general partner, CG Subsidiary Holdings L.L.C., its general partner, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group VII, L.L.C.: /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- TC Group VII, L.P.: By: TC Group VII, L.L.C., its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-1 Holdco GP, LLC: By: TC Group VII, L.P., its managing member, By: TC Group VII, L.L.C., its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-1 Holdco, L.P.: By: CP Circle ML-1 Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML Holdco GP, LLC: /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-2 Holdco, L.P.: By: CP Circle ML Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-3 Holdco, L.P.: By: CP Circle ML Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-4 Holdco, L.P.: By: CP Circle ML Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-5 Holdco, L.P.: By: CP Circle ML Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-6 Holdco, L.P.: By: CP Circle ML Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)
- CP Circle ML-7 Holdco, L.P.: By: CP Circle ML Holdco GP, LLC, its general partner, /s/ Jeremy Anderson, Jeremy Anderson, Vice President (02/13/2026)